Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES ADDITIONAL STRATEGIC CLOUD DESIGN WIN

-   Design Win With Top Cloud Player Expected to Ramp Up to ~$6M/Year   -
-   POs Totaling Over $1M Already Received   -

KFAR SAVA, Israel — September 5, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has secured a significant new Cloud Design Win for the supply of off-the-shelf 10G Multi-Port Server Adapters to be used to upgrade the customer’s existing Cloud platforms. The client for this win is a different group within the same giant Cloud customer that in March awarded Silicom with its largest-ever Design Win. This second group selected Silicom’s products independently after its own separate evaluation process. To date, purchase orders against the new Design Win have totaled more than $1 million, and the customer forecasts a run rate of approximately $6 million per year.

Silicom adapters under this win will be purchased by a Tier 1 server manufacturer with whom Silicom has not previously worked, who will integrate them into its server platforms for this Cloud customer.

“We are excited to receive our second significant Design Win awarded to us directly by a major Cloud player, and believe that we have just scratched the surface of the opportunity being created by the industry’s transition to the Cloud,” commented Shaike Orbach, Silicom’s President & CEO.

“This Win for one of our many off-the-shelf server adapters confirms the leading positioning of our network connectivity solutions in the Cloud era, as well as the attractiveness of the value proposition of both our wide product portfolio offering and custom-designed innovations. We therefore look forward to addressing more and more of the Cloud’s connectivity performance needs over time.”

“Another important aspect of this Design Win is that it initiates a new relationship between Silicom and an additional major server manufacturer. As the relationship deepens, it is likely to lead to significant additional Design Wins related to the manufacturer’s Cloud offering.”

Mr. Orbach concluded, “As such, our positioning for the Cloud opportunity is going from strength to strength. We have secured two significant Cloud design wins during the last six months, each for a different data center topology using different Silicom products. We are working directly with top-tier cloud players and server manufacturers, and our relationships are deepening. We have built a healthy pipeline of potential design wins, and they are progressing nicely. In short, we are more confident and excited than ever about the power of the Cloud to drive our future growth.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments. Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and cutting-edge technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

 Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com